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FEB 28 2012

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35136

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AVM, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 Yamato Road, Suite 300
(No. and Street)

Boca Raton (City) Florida (State) 33431 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David S. Mauroner (561)544-4400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

1601 Forum Place, Suite 904, West Palm Beach, Florida 33401
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2012
REGISTRATIONS BRANCH
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David S. Mauroner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AVM, L.P., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Customer payables includes $40,479 of General Partner credit balances

ELAINE HELBERG
MY COMMISSION # EE 035504
EXPIRES: February 17, 2015
Bonded Thru Notary Public Underwriters

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public 2/23/12

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AVM, L.P.
(an Illinois limited partnership)

Contents

AVM, L.P.

(an Illinois limited partnership)

Statement of Financial Condition

December 31, 2011

AVM, L.P.
(an Illinois limited partnership)

Statement of Financial Condition
December 31, 2011

BDO

BDO

Tel: 561-688-1600
Fax: 561-688-1848
www.bdo.com

1601 Forum Place, Suite 904
Centurion Plaza
West Palm Beach, FL 33401-2122

Independent Auditors' Report

To the Partners
AVM, L.P.
Boca Raton, Florida

We have audited the accompanying statement of financial condition of AVM, L.P., an Illinois limited partnership, as of December 31, 2011. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of AVM, L.P. at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

BDO USA, LLP

Certified Public Accountants
February 27, 2012

Statement of Financial Condition

AVM, L.P.
(an Illinois limited partnership)

Statement of Financial Condition

December 31, 2011	*(in thousands)*
Assets	
Cash	$ 10,948
Cash, segregated in special reserve account for the exclusive benefit of customers	2,265
Due from brokers and clearing organizations	1,906
Securities purchased under agreements to resell	208,735
Furniture and equipment, net	2,948
Receivables from affiliates and other	2,796
Total assets	$ 229,598
Liabilities and Partners' Capital	
Liabilities	
Due to brokers and clearing organizations	$ 1,095
Securities sold under agreements to repurchase	201,336
Customer payables	181
Accrued expenses	1,333
Anticipated partners' withdrawals	279
Total liabilities	204,224
Commitments	
Partners' capital	25,374
Total liabilities and partners' capital	$ 229,598

See accompanying notes to statement of financial condition.

1. Summary of Significant Accounting Policies

Organization and Business

AVM, L.P., (the "Partnership") is a broker-dealer trading primarily in United States ("U.S.") government and other fixed income securities. The Partnership is registered with the Commodity Futures Trading Commission ("CFTC") as an introducing broker and conducts its futures interest business with other broker-dealers on a fully disclosed basis. The Partnership is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority.

Basis of Preparation

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America and is stated in U. S. dollars.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Transactions involving purchases of securities under agreements to resell ("reverse repurchase agreements") or sales of securities under agreements to repurchase ("repurchase agreements") are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest, as specified in the respective agreements. These securities include U.S. Treasury and agency obligations and mortgage-backed securities.

The Partnership obtains possession of collateral with a market value equal to or in excess of the principal amount loaned under reverse repurchase agreements. Collateral is valued daily, and the Partnership may require counterparties to deposit additional collateral or the Partnership may be required to return collateral pledged when appropriate.

Valuation of Investments

The Partnership follows Accounting Standards Codification ("ASC") ASC 820, "Fair Value Measurements", which establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Partnership. Unobservable inputs are inputs that reflect the Partnership's assumptions about the factors market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. Level 2 inputs include: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical assets or liabilities traded in non-active markets (i.e., dealer or broker markets); and (iii) inputs other than quoted prices that are observable or inputs derived from or corroborated by market data for substantially the full term of the asset or liability.

Level 3 - Valuations based on inputs that are unobservable, supported by little or no market activity, and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Partnership in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Partnership's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Partnership uses prices and inputs that are current as of the measurement date, including during periods of market dislocation.

Securities purchased under agreements to resell

U.S. Government Securities U.S. government securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are categorized in Level 1 of the fair value hierarchy.

U.S. Agency Securities U.S. agency securities consist of agency issued debt and mortgage pass-through certificates. Non-callable agency issued debt securities are generally valued using quoted market prices. Mortgage pass-throughs include to-be-announced ("TBA") securities and mortgage pass-through certificates. TBA securities are generally valued using quoted market prices or are benchmarked thereto. Fair value of mortgage pass-through certificates is based on prices of comparable TBA security. Actively traded non-callable agency issued debt securities and TBA securities are categorized in Level 1 of the fair value hierarchy. Mortgage pass-through certificates are categorized in Level 2 of the fair value hierarchy.

See Note 7, Repurchase and Reverse Repurchase Agreements, for disclosures of the carrying value of the Partnership's agreements and fair value of the above mentioned securities collateralizing the agreements.

Furniture and Equipment

Furniture and equipment are stated at cost and depreciated over estimated useful lives of five to seven years using a straight-line method. Leasehold improvements are amortized over the shorter of the economic useful life of the improvements or the term of the lease using a straight-line method.

Income Taxes

No provision for federal income taxes has been made since the income of the Partnership is not taxable to the Partnership, but is included in the income tax returns of the individual partners.

The Partnership applies the provisions of ASC 740, "Income Taxes", which clarifies the accounting for and reporting of income tax uncertainties, and requires additional disclosures related to uncertain income tax positions. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 requires that the Partnership determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Partnership presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information.

The Partnership has analyzed the positions for all open tax years, and the positions to be taken for the tax year ended December 31, 2011 in its major jurisdictions, and has determined whether or not there are uncertain tax positions that require financial statement recognition. Based on this review, the Partnership has determined the major tax jurisdictions to be where the Partnership is organized and where the Partnership makes investments. No reserves for uncertain tax positions were required to have been recorded as a result of ASC 740. However, the Partnership's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

Capital Withdrawals

Capital withdrawals anticipated within the month following the date of the financial condition are recorded as a liability of the Partnership.

Estimates

The preparation of a statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

New Accounting Pronouncements

In April 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-03, "Reconsideration of Effective Control for Repurchase Agreements." ASU 2011-03 is related to the accounting for repurchase agreements and similar agreements that both entitle and obligate the transferor to repurchase or redeem financial assets before their maturity. The ASU modifies the criteria set forth in Accounting Standards Codification ("ASC") 860 for determining effective control of transferred assets and, as a result, certain agreements may now be accounted for as secured borrowings. The ASU is effective prospectively for new transfers and existing transactions beginning on or after December 15, 2011. The Partnership is currently evaluating the effect that the provisions of ASU 2011-03 will have on its statement of financial condition.

In May 2011, the FASB issued ASU No. 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs." ASU No. 2011-04 amended ASC 820 to provide a consistent definition of fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs. Some of the amendments clarify the application of existing fair value measurement and disclosure requirements, while other amendments change a particular principle or requirement for measuring fair value or disclosing information about fair value measurements. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Partnership is currently evaluating the effect that the provisions of ASU No. 2011-04 will have on its statement of financial condition.

2. Risk Factors

Market Risk

Market risk represents the loss that can be caused by a change in the fair value of the financial instrument.

Credit Risk

Credit risk represents the risk of loss if the counterparties fail to perform pursuant to the terms of their agreements with the Partnership.

The Partnership has agreements with JPMorgan Chase Bank, N.A. and its affiliates (the "Bank") to carry its accounts as a customer. The Bank has custody of certain of the Partnership's investments and, from time to time, cash balances which may be due from the Bank. These securities and/or cash positions serve as collateral for any amounts due to the Bank for potential defaults of the Partnership. The Partnership is subject to credit risk to the extent that the Bank may be unable to fulfill its obligations either to return the Partnership's securities or repay amounts owed.

In the normal course of its investment activities, the Partnership may be required to pledge investments as collateral, whereby the counterparties have the right, under the terms of the trading agreements, to sell or repledge the securities if the Partnership is unable to meet its margin requirements.

Bonds have exposure to certain degrees of risk, including interest rate risk, market risk, and the potential nonpayment of principal and interest, including default or bankruptcy of the issuer.

Liquidity Risk

Liquidity risk represents the risk that the Partnership may not be able to adjust the size of its positions in times of high volatility and financial stress at a reasonable price.

Interest Rate Risk

Interest rate risk represents a change in interest rates, which results in an adverse change in the fair value of a financial instrument.

Currency Risk

The Partnership is exposed to risks that the exchange rate of the U.S. dollar relative to other currencies may change in a manner which has an adverse effect on the reported value of the Partnership's assets and liabilities denominated in currencies other than the U.S. dollar.

Political Risk

The Partnership is exposed to political risk to the extent that it trades securities that are listed on various U.S. and foreign exchanges and markets. The governments in any of these jurisdictions could impose restrictions, regulations or other measures, which may have a material adverse impact on the Partnership's investment strategy.

3. Segregated Cash

Cash of $2,265,000 has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the SEC.

4. Partnership Agreement

At December 31, 2011 the Partnership consists of a general partner, AVM Associates, LLC (Associates), a Florida limited liability company, and Class A limited partnership interests.

5. Trading Activities

The Partnership enters into various transactions involving derivatives and other off-balance sheet financial instruments including financial futures contracts, over-the-counter options, TBA securities, securities purchased and sold on a when-issued basis (when-issued securities) and swaps. These off-balance sheet financial instruments are held for trading purposes and are subject to varying degrees of market and credit risks. The Partnership has no such investments at December 31, 2011.

6. Furniture and Equipment, net

Furniture and equipment follow:

December 31, 2011		*(in thousands)*
Computer hardware and software	$	1,919
Furniture and fixtures		1,043
Leasehold improvements		2,717
Other equipment		36
		5,715
Less accumulated depreciation and amortization		(2,767)
Furniture and equipment, net	$	2,948

7. Repurchase and Reverse Repurchase Agreements

The approximate fair values of U.S. government, mortgage pass-through and agency securities assigned as collateral for repurchase and reverse repurchase agreements at December 31, 2011 are as follows (in thousands):

	Assets (liabilities)	
	Carrying value	Fair value
Reverse repurchase agreements	$ 208,735	$ 217,975
Repurchase agreements	(201,336)	(207,747)

The fair values have been categorized in accordance with the ASC 820 fair value hierarchy as follows:

	Fair Value Hierarchy		
	(Level 1)	(Level 2)	Total
Securities received as collateral	$ 77,807	$ 140,168	$ 217,975
Securities posted as collateral	$ 68,391	$ 139,356	$ 207,747

The interest rates at which such agreements were executed ranged from approximately 0.00 percent to 0.70 percent.

8. Related Party Transactions

The Partnership enters into transactions (including the purchase and sale of securities and financing transactions in the form of repurchase and reverse repurchase agreements) with partners of the Partnership and parties and entities affiliated with the Partnership.

The approximate amounts relating to affiliated transactions are as follows:

December 31, 2011	*(in thousands)*
Receivables from affiliates and other	$ 1,167
Securities sold under agreements to repurchase	68,826
Customer payables	40

Also, certain cash is deposited with an affiliated financial institution (see Note 9).

9. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Partnership executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Partnership may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is

different from the contract amount of the transactions. In the normal course of business, the Partnership deposits with lending institutions securities it owns and securities owned by others which it holds as collateral for its borrowings.

Additionally, the Partnership loans to brokers and dealers securities and receives cash or other collateral. If a lending institution, broker or dealer does not return the securities, the Partnership may be obligated to purchase the securities in order to return them. In such circumstances, the Partnership may incur a loss equal to the amount by which the market value of the securities on the date of nonperformance exceeds the amount of the loan from the institution or the collateral from the broker or dealer.

The Partnership does not anticipate nonperformance by customers or counterparties and has implemented procedures to monitor its market exposure and counterparty risks. In addition, the Partnership has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

At December 31, 2011 cash totaling approximately $2,345,000 is deposited with a financial institution that is affiliated by common control. Additionally, at December 31, 2011 the Partnership has cash of approximately $10,864,000 deposited with international banks. Certain amounts on deposit exceed the federally insured limit.

10. Commitments

The Partnership has obligations under an operating lease with terms in excess of one year. Approximate aggregate annual rentals for office space are as listed below:

	(in thousands)
2012	$ 782
2013	723
2014	748
2015	255
	$ 2,508

The office space rental agreement contains renewal options and escalation clauses.

The Partnership has an arrangement with its clearing bank which, among other things, provides a line of credit collateralized by securities and bears interest at floating rate. At December 31, 2011, the Partnership has no borrowings under this arrangement.

The Partnership has a non-contributory profit sharing plan covering substantially all employees who meet specific age and service requirements. The profit sharing plan provides for annual contributions at the discretion of the partners that may not exceed the greater of $49,000 or 25 percent of eligible employee compensation.

11. Regulatory Net Capital Requirements

Pursuant to the Uniform Net Capital Rule of the Securities Exchange Act of 1934, and CFTC Rule 1.17, the Partnership is required to maintain minimum net capital, as defined. The Partnership has elected to use the alternative method permitted by the rules in computing minimum net capital. Such method requires that the Partnership maintain minimum net capital equal to the greater of $250,000 or two percent of aggregate debit balances arising from customer transactions. The Partnership is required to notify its governing regulatory agencies if net capital falls below $375,000. Net capital may fluctuate on a daily basis. At December 31, 2011, the Partnership's net capital and net capital requirement are approximately $18,170,000 and $250,000, respectively.

12. Subsequent Events

The Partnership evaluated all events that occurred from January 1, 2012 through February 27, 2012, the date the Statement of Financial Condition was available to be issued. During the period, the Partnership did not have any material recognizable subsequent events.

BDO

Tel: 561-688-1600
Fax: 561-688-1848
www.bdo.com

1601 Forum Place, Suite 904
Centurion Plaza
West Palm Beach, FL 33401-2122

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16

To the Partners
AVM, L.P.
Boca Raton, Florida

In planning and performing our audit of the financial statements of AVM, L.P. (the "Partnership") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC") and by regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities and customer and firm assets. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) and the minimum financial requirements pursuant to Regulation 1.17; (2) making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making the daily computations of the segregation requirements of section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations, or the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC because the Partnership does not carry customer commodity accounts.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

BDO

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16 (Concluded)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's and the CFTC's objectives.

This report is intended solely for the information and use of management, the Commodity Futures Trading Commission, the National Futures Association, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 of the CFTC in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

Certified Public Accountants
February 27, 2012